NEWS For Immediate Release






                     MANITOWOC AND SHANNON REACH
                    ACQUISITION DEAL ON SECOND TRY


MANITOWOC, Wisconsin, October 25, 1995 --- The Manitowoc Company, Inc. (MTW), has signed an agreement to acquire 100% ownership of The Shannon Group, Inc., a privately held manufacturer of commercial refrigerators, freezers, and related products with 1995 sales expected to be between $125-140 million. Shannon is majority owned by affiliates of Trivest, Inc., a private investment firm.

     A definitive agreement was signed late on October 24, following negotiations that were resumed after a Manitowoc letter of intent to purchase the firm had terminated without agreement on October 10. The transaction is subject to certain conditions, but has been approved by the Manitowoc Board of Directors.

     Manitowoc confirmed the roughly $126-million purchase would be financed through pre-arranged, favorable-rate bank debt. The agreement calls for an earnout payment, after closing, of up to $7 million, based on Shannon's 1995 earnings. The closing is expected to be completed by early to mid-December of this year.

     ``I'm very happy we were finally able to reach an agreement that will benefit our company, Shannon employees, and customers alike,'' said Fred M. Butler, Manitowoc president and chief executive officer.

     ``Shannon is a market leader with quality products and an experienced management team that we intend to keep in place. The company has been an excellent performer and we don't intend to do anything that might jeopardize future results,'' said Butler.

     Shannon production and distribution will continue to operate independently, reporting directly to Robert K. Silva, Manitowoc chief operating officer.

     Shannon is headquartered in Brentwood, Tennessee, near Nashville. It has nine manufacturing facilities, located in Tennessee, Wisconsin, and Iowa, and about 1,200 employees.

     With its respected and recognized Kolpak, Polar-Pak, McCall, and Tonka brands, Shannon offers a broad line of commercial refrigeration products ranging from small undercounter units to 300,000 sq-ft self-contained refrigerated warehouses. Its customers include many of the major quick-service and family restaurant chains and grocery chains in the nation.

     Gary Hainley, Shannon president and chief executive officer, said, ``I believe Shannon has the most automated and lowest-cost production processes in the industry. We also have the manufacturing capacity to grow our current markets without the need to make major investments in new facilities.''

     ``The acquisition of Shannon provides Manitowoc a solid base for continued growth in the foodservice field,'' said Butler. ``And with the increasing contribution we expect from our ice machine and commercial refrigeration businesses, which have a better market outlook than some of our other operations, Manitowoc has the opportunity to reduce, and even eliminate, the past cyclical nature of our overall performance,'' concluded Butler.

     Schroder Wertheim & Co., Incorporated acted as Manitowoc's financial advisor in connection with this transaction, and Bowles
Hollowell Conner & Co. acted as financial advisor to Shannon.

     The Manitowoc Company is a leading producer of cranes and related products, commercial ice machines, commercial reach-in refrigerators and freezers, and also specializes in ship repair work on the Great Lakes.

Company contact:


Robert R. Friedl
Chief Financial Officer
414-683-8136